Notification of Availability of Investor Materials

Dear Investor:

Please find attached your form of proxy for

Electrovaya Inc
Annual General Meeting
Friday March 28, 2025 at 4:00pm
Mississauga, Ontario, Canada

The following matters will be reviewed and voted upon at this meeting

- Election of Directors, as detailed on page 2 of the Management Information Circular
- Appointment of Auditors, as detailed on page 1 of the Management Information Circular
- Other business as may be properly brought before the meeting

Under recent changes to Canadian security rules, Canadian companies are no longer required to distribute physical copies of certain annual meeting related materials such as Management Information Circular and annual financial statements to their investors. Instead, they may post electronic versions of such material on a website for investor review. This process, known as "notice-and-access", directly benefits the company through a substantial reduction in both postage and material costs and also helps the environment through a decrease in paper documents that are ultimately discarded.

Electronic copies of investor materials related to this meeting may therefore be found at and downloaded from (www.meetingdocuments.com/TSXT/ELVA). We have added features that will make searching for relevant sections and specific items a much easier process than finding this information in the paper versions of these documents.

You have a number of options to vote your proxy:

- Fax your signed proxy to 416-595-9593
- Return your signed proxy by mail using the enclosed business reply envelope
- Scan and send your signed proxy to proxyvote@tmx.com.

However you choose to vote, we must receive your vote by 5:00pm (March 26, 2024). We also strongly encourage you to first review the matters under discussion for the meeting as described in our proxy circular at (www.meetingdocuments.com/TSXT/ELVA).

Should you wish to receive paper copies of investor materials related to this meeting, or have any questions, please contact us at 888-433-6443 or tsxt-fulfilment@tmx.com prior to March 15, 2024 and we will send them within three business days, giving you sufficient time to vote your proxy. Following the meeting the documents will remain available at the website listed above for a period of one year.